VIA EDGAR

July 30, 2025

Division of Corporation Finance

Office of Crypto Assets
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	21Shares Core Solana ETF
Registration Statement on Form S-1
Filed June 13, 2025
File No. 333-280557

To Whom it May Concern:

On behalf of 21Shares Core Solana ETF (the “Trust”), submitted herewith via the EDGAR system are the Trust’s responses to the comments of the staff of the Office of Crypto Assets of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that the Staff provided in correspondence dated July 3, 2025 with respect to the Trust’s registration statement on Form S-1, as amended (the “Registration Statement”), filed on June 13, 2025.

For your convenience, we have restated your comments below followed by our responses. Capitalized terms used but not defined in this letter have the meaning given to them in Amendment No. 2 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Pre-Effective Amendment”). We will incorporate any changes referenced below into the Pre-Effective Amendment.

Comment 1: General: To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Response: With respect to the Staff’s comment, the Trust confirms that it is not currently using a fact sheet, but in the event the Trust does use one, it will provide the fact sheet supplementarily to the Staff.

Comment 2: Cover Page: Please identify the initial Authorized Participant here. Please also identify the initial purchaser(s) that will be acting as an underwriter. Additionally, please revise the cover page to disclose the price per Share of the initial Basket, and disclose the aggregate price of the initial Basket.

Response: With respect to the initial Authorized Participant, the Trust has not yet identified the initial Authorized Participant but will do so in a subsequent filing. With respect to the initial purchaser, the Trust respectfully advises the Staff that the Trust will identify the initial purchaser acting as a statutory underwriter in a subsequent filing. With respect to the price per Share and aggregate price of the initial Basket(s), the Trust respectfully advises the Staff that the Trust will identify the price per Share and aggregate price of the initial Basket(s) in a subsequent filing.

Comment 3: Cover Page: We note your disclosure throughout regarding cash creations and redemptions. We also note your disclosure on page 77 that "Authorized Participants will deliver SOL to the Trust's account with the SOL Custodian in exchange for Shares of the Trust, and the Trust, through the SOL Custodian, will deliver SOL to Authorized Participants when those Authorized Participants redeem Shares."  Please revise your cover page to clarify if in-kind creations and redemptions will be available when the product launches, and similarly revise your disclosure throughout as applicable.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on cover page and throughout the Pre-Effective Amendment to clarify that in-kind creations and redemptions will be available when the Trust launches.

Comment 4: Prospectus Summary – SOL and the Solana Network, page 1. Please balance your disclosure that "[n]o single entity owns or operates the Solana network" by discussing the influence over the direction of the development of the Solana network that Solana Labs and the Solana Foundation may exert. In this regard, we note your disclosure in the last paragraph on page 18.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on pages 2 and 18 of the Pre-Effective Amendment to synthesize these statements.

Comment 5: Principal Investment Risks of an Investment in the Trust – Risks Associated with SOL and the Solana Network, page 14. Please update the price of SOL as of a more recent date in the first bullet on the top of page 15. Please make corresponding revisions throughout your prospectus.

Response: With respect to the Staff’s comment, the Trust has revised the disclosure on pages 15 and 18 of the Pre-Effective Amendment to provide more recent price information for SOL.

Comment 6: United States Federal Income Tax Consequences – Taxation of the Trust, page 19. Please revise your disclosure to specify whether you will receive an opinion from counsel regarding the classification of the Trust as a grantor trust for U.S. federal income tax purposes.

Response: With respect to the Staff’s comment, the Trust respectfully directs the Staff to the disclosure in the Pre-Effective Amendment on page 121.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at 212-698-3526.

Sincerely,

/s/ Allison M. Fumai
Allison M. Fumai, Esq.
Dechert LLP